Press Release
[Graphic omitted] Ahold
                                                       Royal Ahold
                                                       Public Relations

CORRECTION

                                                 Date: April 29, 2003
                                 For more information: +31 75 659 57 20

Ahold to divest its Indonesian operation to Hero

Zaandam, The Netherlands, April 29, 2003 -- Ahold today announced it has reached agreement for the sale of its Indonesian operation to PT Hero Supermarket Tbk for approximately Euro 12 million, excluding proceeds from the sale of store inventory. This asset purchase agreement is subject to the approval of Hero's shareholders and is expected to be finalized in the third quarter of 2003. Hero is a prominent food retail group listed on the Jakarta stock exchange with 200 outlets throughout Indonesia.

The transaction involves 22 stores plus one under construction, and two distribution centers. The actual transfer of the stores and both distribution centers will take place following the approval of Hero shareholders. Staff at Ahold's Indonesian headquarters and operations staff of the stores to be closed are not included in the transaction, although Ahold is committed to meeting its obligations to these associates.

The divestment of Ahold's activities in Indonesia is part of the company's strategic plan to restructure its portfolio to focus on high-performing businesses and to concentrate on its mature and most stable markets.

Ahold first entered the Indonesian market through a technical service agreement with the PSP group in 1996. That agreement ended in 2002 and Ahold Tops Indonesia became a wholly-owned subsidiary. Unaudited net sales in 2002 amounted to approximately Euro 37 million. Ahold employs approximately 1,600 people in Indonesia.

Ahold Corporate Communications: +31.75.659.5720

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include statements as to Ahold's intention to divest its Indonesian operation, its determination to maximize value and its intentions to withdraw from the Indonesian market in a responsible manner, to fully support its operations and to ensure obligations to suppliers and associates are met. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include the (absence of) approval by the shareholders of PT Hero Supermarket Tbk of the relevant asset purchase agreement and other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
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                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302